SapientX Inc.



ANNUAL REPORT

4600 Smith Grade Road

Santa Cruz, CA 95060

0

https://www.sapientx.com/

This Annual Report is dated May 27, 2022.

BUSINESS

SapientX, a Delaware C corporation, was founded by longtime friends, David Colleen, Bruce Wilcox, and Maclen Marvit. We wanted to go beyond the keyword-based chatbots used by voicemail systems to make a voice technology that could interact with users naturally like they were talking to their best friend. Today, we are working with companies that make cars, digital signage and vending machines to voice-enable a new generation of products.

Our core product is conversational A.I. (artificial intelligence) software that we license to companies to give a voice and intelligence to their products. We sell directly to these companies as well as selling through channel partners.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $407,875.00

Number of Securities Sold: 815,750

Use of proceeds: product development, patents, sales and marketing

Date: November 05, 2018

Offering exemption relied upon: Regulation CF

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $45,000.00

Number of Securities Sold: 90,000

Use of proceeds: product development, patents, sales and marketing

Date: July 01, 2019

Offering exemption relied upon: 506(c)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $822,198.00

Number of Securities Sold: 1,280,998

Use of proceeds: product development, patents, sales and marketing

Date: June 25, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended January 31, 2022 compared to year ended January 31, 2021

Revenue

Since the Company is currently pre-revenue, it had $38,998 in revenue in 2021 and $0 in 2020.

Expenses

The Company's total operating expenses increased to $567,670 in 2021 from $398,443 in 2020 due to increased customer activity and a resumption of trade show marketing. Wages and related expenses, along with professional fees, increased to $433,117 from $291681. Operating expenses were flat. Programming and development costs increased by $6,593. General and administrative expenses increased by $38,084. Amortization expenses increased by $6,717.

Historical results and cash flows:

We are currently a pre-revenue company working to establish our first product licensing revenues. Until that time, we seek to defray part of our prototype engineering costs through customer paid fees. Based on current proposals, we hope to achieve $500k of fee revenue this year with the hopes of getting our first licensing revenue in 2022.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Planet 9 Studios

Amount Owed: $191,538.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

During 2020, the Company converted outstanding shareholder advances of $176,464 into a promissory note. The loan is noninterest bearing with a maturity date of December 31, 2022 and allows the Company to borrow additional proceeds up to $286,033. At January 31, 2022 and 2021, shareholder loans outstanding were $191,538 and $144,816, respectively. The note is recorded at the present value of the future cash flows, utilizing an imputed interest of 8%, which equals $134,556 as of January 31, 2021. The difference between the present value and face value of the note is reflected as a contra-liability and is amortized to interest expense over the life of the note. For the years ended January 31, 2022 and 2021, the Company recognized interest expense associated with amortization of imputed interest discount of $10,260 and $11,179, respectively.

Creditor: David Colleen

Amount Owed: $69,831.00

Interest Rate: 0.0%

During 2022 and 2021, cash was advanced to the company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2021, shareholder advances outstanding were $14,831. In 2021, David advanced another $55,000 to the company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Colleen

David Colleen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Chairman of the Board

Dates of Service: April 06, 2016 - Present

Responsibilities: Oversees company operations. David currently receives an annual salary compensation of $147K for his role as CEO.

Name: Patricia E. Glovsky

Patricia E. Glovsky's current primary role is with Polygon Capital, LLC. Patricia E. Glovsky currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 08, 2020 - Present

Responsibilities: Company guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

Employer: Polygon Capital, LLC

Title: Managing Partner & Founder

Dates of Service: January 01, 1998 - Present

Responsibilities: Responsible for activities related to M&A and capital raising.

Other business experience in the past three years:

Employer: Eaton Square

Title: Principal

Dates of Service: February 01, 2018 - Present

Responsibilities: Responsibilities related to being a capital advisor.

Other business experience in the past three years:

Employer: Polygon Capital Advisors, LLC

Title: Managing Partner & Founder

Dates of Service: January 01, 1998 - Present

Responsibilities: Responsible for activities related to M&A, capital raising and being a FINRA registered broker-dealer.

Name: Robert N. Blair, MIEEE, M.Inst.P (London)

Robert N. Blair, MIEEE, M.Inst.P (London)'s current primary role is with Sapien Ventures Ltd, AUSTRALIA . Robert N. Blair, MIEEE, M.Inst.P (London) currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 08, 2020 - Present

Responsibilities: Company guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

Employer: Sapien Ventures Ltd, AUSTRALIA

Title: Consultant

Dates of Service: February 01, 2017 - Present

Responsibilities: Company guidance

Other business experience in the past three years:

Employer: Linqto Inc.

Title: Board Member

Dates of Service: March 01, 2017 - Present

Responsibilities: Company guidance

Other business experience in the past three years:

Employer: S-LSI, Inc.

Title: Consultant

Dates of Service: April 01, 2014 - Present

Responsibilities: Company guidance

Other business experience in the past three years:

Employer: CoreMobile, Inc.

Title: Advisor

Dates of Service: January 01, 2012 - Present

Responsibilities: Company guidance

Other business experience in the past three years:

Employer: RNB International

Title: Founder & Owner

Dates of Service: January 01, 1993 - Present

Responsibilities: Overseeing company operations

Name: Drue Freeman

Drue Freeman's current primary role is with Sand Hill Angels. Drue Freeman currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 08, 2020 - Present

Responsibilities: Company Guidance. Compensation for this role is $1,000 per month and 100,000 stock options with a 4-year vesting.

Other business experience in the past three years:

Employer: Silicon Catalyst

Title: Advisor

Dates of Service: November 01, 2016 - Present

Responsibilities: Company guidance

Other business experience in the past three years:

Employer: Sand Hill Angels

Title: Board Director & Investor

Dates of Service: August 01, 2016 - Present

Responsibilities: Company guidance

Other business experience in the past three years:

Employer: Independent

Title: Consultant, Advisor, & Investor

Dates of Service: November 01, 2015 - Present

Responsibilities: Company guidance

Other business experience in the past three years:

Employer: BWG Strategy LLC

Title: Participant

Dates of Service: November 01, 2015 - Present

Responsibilities: Networking

Other business experience in the past three years:

Employer: Association for Corporate Growth Silicon Valley

Title: CEO

Dates of Service: March 01, 2018 - April 01, 2020

Responsibilities: Overseeing company operations

Name: Ghulam Nasir Kahn

Ghulam Nasir Kahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: July 01, 2020 - Present

Responsibilities: Engineering management. Ghulam works 40 hours per week for SapientX. He currently receives salary compensation of $60/hr and is vesting 100,000 stock options on a 4-year schedule.

Other business experience in the past three years:

Employer: Senior Engineer

Title: Luxoft

Dates of Service: October 01, 2018 - Present

Responsibilities: Development of applications, managing a team, making sure all the deadlines are met.

Other business experience in the past three years:

Employer: Pixpremium GmbH

Title: Software Engineer

Dates of Service: October 01, 2015 - August 01, 2018

Responsibilities: Development and maintenance of applications.

Other business experience in the past three years:

Employer: Innovative Minds

Title: Founder & CTO

Dates of Service: June 01, 2011 - March 01, 2015

Responsibilities: Making sure the development team has everything they need, deciding on the technologies, communicating with customers.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Planet 9 Studios, Inc. (100% owned by David Colleen)

Amount and nature of Beneficial ownership: 7,050,000

Percent of class: 57.85

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,427,386 of Series Seed-3 Preferred Stock.

Common Stock

The amount of security authorized is 19,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,838,916 shares to be issued pursant to stock options issued.

The total amount outstanding includes 161,084 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 815,750 with a total of 815,750 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the

Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-1 Preferred Stock

The amount of security authorized is 90,000 with a total of 90,000 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-2 Preferred Stock

The amount of security authorized is 1,280,998 with a total of 183,833 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 [of the Restated Certificate of Incorporation] immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 [of the Restated Certificate of Incorporation].

Series Seed-3 Preferred Stock

The amount of security authorized is 6,427,387 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-3 Preferred Stock.

Material Rights

There are no material rights associated with Series Seed-3 Preferred Stock.

During 2022 and 2021, cash was advanced to the Company by the majority shareholder, to fund operations. These advances
were non-interest bearing with no set maturity date. At January 31, 2022 and 2021, shareholder advances outstanding were
$69,831 and $14,831, respectively.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to conversational artificial intelligence.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We will compete with larger, established conversational AI companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the conversational AI software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a relatively new company.

SapientX has a short history, few clients and little revenue. If you are investing in this company, it's because you think the SapientX AI software is a good idea, that we will be able to successfully market, manufacture and sell the SapientX AI software, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and SapientX AI software has priced the product at a level that allows the company to make a profit and still attract business.

Patent Infringement

We do not knowingly infringe on other patents but during the course of business, we may discover an as yet unknown infringement.

Transfer of Trade Secrets

We are susceptible to the transfer of our trade secrets either through theft or by disclosure by ex-employees or consultants.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 27, 2022.

SapientX Inc.

By   /s/ *David Colleen*

Name: Sapient X

Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS



SAPIENTX, INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

January 31, 2022 and 2021

SAPIENTX, INC.

Years Ended January 31, 2022 and 2021

Table of Contents

Independent Auditors' Report 1

Financial Statements

Balance Sheets 3

Statements of Operations 4

Statements of Stockholders' Equity (Deficit)..5

Statements of Cash Flows 6

Notes to the Financial Statements 7-13



INDEPENDENT AUDITORS' REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
  SapientX, Inc.

Opinion

We have audited the financial statements of SapientX, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of January 31, 2022 and 2021 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of SapientX, Inc. as of January 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SapientX, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated positive cashflows from operations and has incurred losses from inception, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SapientX, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SapientX, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SapientX, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
May 25, 2022

SAPIENTX, INC.
BALANCE SHEETS

January 31, 2022 and 2021

Assets

	2022	2021
Current assets		
Cash and cash equivalents	$ 5,445	$ 229,200
Accounts receivable	28,998	-
Escrow receivable	22,162	-
Prepaid expenses	1,674	455
Deferred offering costs	26,057	-
Total current assets	84,336	229,655
Property and equipment, net	10,823	-
Intangible assets, net	-	5,418
Total assets	$ 95,159	$ 235,073

Liabilities and Stockholders' Equity (Deficit)

	2022	2021
Current liabilities		
Accounts payable and accrued expenses	$ 35,829	$ 27,432
Note payable - related party, net	191,538	134,556
Advances - related party	69,831	14,831
Total current liabilities	297,198	176,819
Total liabilities	297,198	176,819
Commitments and contingencies	-	-
Stockholders' equity (deficit)		
Preferred stock Series Seed, $0.0001 par value, 815,750 shares authorized;		
815,750 shares issued and outstanding	82	82
Preferred stock Series Seed 1, $0.0001 par value, 90,000 shares authorized;		
90,000 shares issued and outstanding	9	9
Preferred stock Series Seed 2, $0.0001 par value, 1,670,000 shares authorized;		
1,280,998 and 975,672 shares issued and outstanding	129	98
Common stock, $0.0001 par value, 12,600,000 shares authorized;		
8,000,000 shares issued and outstanding	800	800
Additional paid-in capital	1,636,160	1,360,976
Shares to be Issued	32,162	-
Accumulated deficit	(1,871,381)	(1,303,711)
Total stockholders' equity (deficit)	(202,039)	58,254
Total liabilities and stockholders' equity (deficit)	$ 95,159	$ 235,073

See independent auditors' report and accompanying notes to the financial statements.

- 3 -

SAPIENTX, INC.
STATEMENTS OF OPERATIONS

Years Ended January 31, 2022 and 2021

	2022	2021
Sales	$ 38,998	$ -
Operating expenses		
Wages and related expense	189,760	129,472
Professional fees	133,264	51,751
Other operating expenses	110,093	110,458
Programming and development	88,254	81,661
General & administrative	62,185	24,101
Depreciation & amortization	7,717	1,000
Travel	3,762	-
Total operating expenses	595,035	398,443
Operating loss	(556,037)	(398,443)
Other expenses		
Interest expense	(11,633)	(11,179)
Net loss before income taxes	(567,670)	(409,622)
Provision for income taxes	-	-
Net loss	$ (567,670)	$ (409,622)

SAPIENTX, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended January 31, 2022 and 2021

	Preferred Stock Series Seed		Preferred Stock Series Seed - 1		Preferred Stock Series Seed - 2		Common Stock					
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Shares to be Issued	Accumulated Deficit	Total
Balance, January 31, 2020	815,750	$ 82	90,000	$ 9	-	$ -	8,000,000	$ 800	$ 699,866	$ -	$ (894,089)	$ (193,332)
Issuance of preferred stock for cash	-	-	-	-	975,672	98	-	-	571,691	-	-	571,789
Stock-based compensation	-	-	-	-	-	-	-	-	89,419	-	-	89,419
Net loss	-	-	-	-	-	-	-	-	-	-	(409,622)	(409,622)
Balance, January 31, 2021	815,750	82	90,000	9	975,672	98	8,000,000	800	1,360,976	-	(1,303,711)	58,254
Issuance of preferred stock for cash	-	-	-	-	305,326	31	-	-	170,977	-	-	171,008
Stock to be issued for preferred stock	-	-	-	-	-	-	-	-	-	32,162	-	32,162
Stock-based compensation	-	-	-	-	-	-	-	-	104,207	-	-	104,207
Net loss	-	-	-	-	-	-	-	-	-	-	(567,670)	(567,670)
Balance, January 31, 2022	815,750	$ 82	90,000	$ 9	1,280,998	$ 129	8,000,000	$ 800	$ 1,636,160	$ 32,162	$ (1,871,381)	$ (202,039)

See independent auditors' report and accompanying notes to the financial statements.

SAPIENTX, INC.
STATEMENTS OF CASH FLOWS

Years Ended January 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (567,670)	$ (409,622)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization	7,717	1,000
Stock-based compensation	104,207	89,419
Amortization of imputed interest discount	10,260	11,179
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(28,998)	-
Deferred offering costs	(16,057)	-
Prepaid expenses	(1,219)	(454)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	8,397	(11,040)
Net cash used in operating activities	**(483,363)**	**(319,518)**
Cash flows from investing activities		
Purchase of property and equipment	(13,122)	-
Net cash used in investing activities	**(13,122)**	**-**
Cash flows from financing activities		
Proceeds from issuance of preferred stock	171,008	571,789
Proceeds on shareholder loan	270,722	87,136
Payments on shareholder loan	(224,000)	(118,784)
Proceeds from shareholder advance	55,000	-
Net cash provided by financing activities	**272,730**	**540,141**
Net increase (decrease) in cash and cash equivalents	**(223,755)**	**220,623**
Cash and cash equivalents at beginning of year	**229,200**	**8,577**
Cash and cash equivalents at end of year	**$ 5,445**	**$ 229,200**
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -
Supplemental Noncash Investing and Financing Activities		
Shares to be issued held in escrow	$ 32,162	$ -

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of SapientX, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

SapientX, Inc. was incorporated on April 6, 2016 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform and works with or without an internet connection.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is January 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 as of January 31, 2022 and 2021, respectively.

As of January 31, 2022, all receivables were from one customer.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally three years for all assets.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on January 31, 2022 or 2021.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on January 31, 2022 and 2021.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on January 31, 2022 and 2021.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $26,733 and $6,806 for the years ended January 31, 2022 and 2021, respectively, recorded under the heading 'General & administrative' in the statements of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.   Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily records revenue for services and licensing fees and recognizes revenue ratably over the service period, when the Company's performance obligation to deliver services have been achieved.

As of January 31, 2022, all revenue recognized was from two customers. As of January 31, 2021 there was no revenue recognized.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,871,381 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Intangible Assets

Intangible assets consist of the following on January 31:

	2022	2021
Software	$ 214,000	$ 214,000
Trademark	10,000	10,000
	224,000	224,000
Accumulated amortization	(224,000)	(218,582)
Intangible assets, net	$ -	$ 5,418

Amortization expense for the years ended January 31, 2022 and 2021 was $5,418 and $1,000, respectively.

Note 4 – Property and Equipment

Property and equipment consist of the following on January 31:

	2022	2021
Computer equipment	$ 13,122	$ -
Total	13,122	-
Accumulated depreciation	(2,299)	-
Property and equipment, net	$ 10,823	$ -

Depreciation expense for the years ended January 31, 2022 and 2021 was $2,299 and $0, respectively.

Note 5 – Notes Payable

Notes payable consisted of the following as of January 31:

	2022	2021
Note payable to a related party with an imputed interest rate of 8%. Note is unsecured and maturity date is December 31, 2022. Payment of principal and accrued interest due in full upon maturity.	$ 191,538	$ 134,556
Total notes payable	$ 191,538	$ 134,556

Future minimum payments for each of years ended January 31 are as follows:

2022	$ 191,538
2023	-
2024	-
2025	-
2026	-
Thereafter	-
	$ 191,538

During 2020, the Company converted outstanding shareholder advances of $176,464 into a promissory note. The loan is non-interest bearing with a maturity date of December 31, 2022 and allows the Company to borrow additional proceeds up to $286,033. At January 31, 2022 and 2021, shareholder loans outstanding were $191,538 and $144,816, respectively. The note is recorded at the present value of the future cash flows, utilizing an imputed interest of 8%, which equals $134,556 as of January 31, 2021. The difference between the present value and face value of the note is reflected as a contra-liability and is amortized to interest expense over the life of the note. For the years ended January 31, 2022 and 2021, the Company recognized interest expense associated with amortization of imputed interest discount of $10,260 and $11,179, respectively.

Note 6 – Common Stock

At both January 31, 2022 and 2021, the Company has 12,600,000, $0.0001 par value, shares of common stock authorized, with 8,000,000 shares issued and outstanding. There were no common stock transactions during the two years ending January 31, 2022.

Note 7 – Preferred Stock

The Company has 2,600,000, $0.0001 par value shares of preferred stock authorized at both January 31, 2022 and 2021. At January 31, 2022 and 2021, there were issued and outstanding preferred shares of 2,186,748 and 1,881,422, respectively.

The Company conducted an offering of its series seed preferred stock during the year ended January 31, 2022, issuing 305,326 shares of series seed -2 preferred stock for gross proceeds of $195,971. Direct costs associated with the offering, including brokerage and legal fees, totaled $24,963, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

Holders of series seed, series seed-1 and series seed-2 preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

Note 8 – Stock Options

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 10,000,000 shares of the Company's common stock, of which 2,000,000 were reserved for the issuance of stock options. During 2022 and 2021, the Company issued 280,000 and 311,000 stock options, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price ranging from $0.23 - $0.77 per share. The options vest ratably over four years from the date of grant.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding January 31, 2020	2,683,450	$ 0.23	2.49
Granted	311,000	0.23	-
Expired/Forfeited	(250,000)	0.23	-
Exercised	-	-	-
Outstanding January 31, 2021	2,744,450	$ 0.23	1.89
Granted	280,000	0.62	-
Expired/Forfeited	(426,900)	0.63	-
Exercised	-	-	-
Outstanding January 31, 2022	2,597,550	$ 0.66	1.83

The options issued were valued using the Black Scholes Merton pricing model, and resulted in share based compensation expense for vested portion of stock options issued of $104,207 and $89,419 as of January 31, 2022 and 2021, respectively, and was recorded under the heading 'Other operating expenses' in the statements of operations. At January 31, 2022, there is $206,065 of unrecognized stock-based compensation expense. The assumptions utilized in the calculation of the fair value of the stock options issued are as follows:

	2022	2021
Expected term	2.5 years	2.5 years
Stock price on grant date	$0.64	$0.23 - $0.77
Interest rate	0.27% - 0.59%	0.18% - 2.97%
Volatility	69% - 74%	54% - 64%
Dividend yield	None	None

Note 9 – Related Party Transactions

During 2022 and 2021, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2022 and 2021, shareholder advances outstanding were $69,831 and $14,831, respectively.

Note 10 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2019 are open for inspection. The Company is also required to file taxes in the State of California.

The Company currently has a tax net operating loss of approximately $1,629,752 for which it may receive future tax benefits. However, as of January 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $535,000 and the valuation allowance is $535,000 which nets to a deferred tax asset of $0 as of January 31, 2022. The deferred tax asset and valuation allowance as of January 31, 2021 is approximately $400,000 representing a change of $135,000 on the allowance from 2021 to 2022.

Note 11 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 12 – Subsequent Events

Management has evaluated subsequent events through May 25, 2022, which is the date these financial statements were available to be issued.

The Company issued 2,320,202 shares of Series Seed 2 Preferred Stock generating $1,485,970 of committed funds. Included in this amount, shares to be issued as of January 31, 2022, were issued and the related escrow receivable as of January 31, 2022, was received in full.

CERTIFICATION

I, David Colleen , Principal Executive Officer of SapientX Inc., hereby certify that the financial statements of SapientX Inc. included in this Report are true and complete in all material respects.

David Colleen

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer